Exhibit 99.1

ASX/Media Release

IMMUTEP SECURES SECOND EUROPEAN PATENT FOR EFTILAGIMOD ALPHA, A SOLUBLE LAG-3 PROTEIN, IN COMBINATION WITH A PD-1 PATHWAY INHIBITOR

SYDNEY, AUSTRALIA – 2 June 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company“), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune disease, is pleased to announce the grant of patent number EP3473263 entitled “Combined Preparations for the Treatment of Cancer” by the European Patent Office.

This European patent was filed as a divisional application and follows the grant of the European parent patent announced in November 2018, and the corresponding United States patents announced in December 2020 and March 2021.

The claims of the new European divisional patent build on the protection provided by the parent patent and protect Immutep’s intellectual property relating to combined therapeutic preparations comprising (a) lead active immunotherapy candidate eftilagimod alpha (“efti” or “IMP321”), which is a soluble LAG-3 fusion protein (LAG-3Ig), and (b) a PD-1 or PD-L1 inhibitor. The claims are also directed to related methods of use in the treatment of cancer. The patent expiry date is 8 January 2036.

“Again, this new divisional patent in Europe is very important as it specifically covers the combination of active ingredients being evaluated in many of our clinical trials, including those being reported at the upcoming ASCO 2021 Annual Meeting. It also highlights the critical investments we are making to protect efti which underpin further clinical development and commercialisation of this asset. Building a robust patent estate is a priority for our business and a key part of the process of bringing innovative medicines to the market to ultimately improve patient outcomes,” said Marc Voigt, CEO of Immutep.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889